P.O. Box 8811 • Little Rock, AR 72231-8811

(501) 978-2265 • Fax (501) 978-2350

January 12, 2007

Mr. Paul Cline

Senior Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 333-27641

Dear Mr. Cline:

We are in receipt of your letter dated December 7, 2006 wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2005 filed by Bank of the Ozarks, Inc. (the “Company”) on March 13, 2006. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Portions of the Registrant’s 2005 Annual Report to Stockholders

Report of Independent Registered Public Accounting Firm, page 36

1.	Please revise the auditors’ report on the financial statements to state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to the auditing standards of the Public Company Accounting Oversight Board (United States). Refer to SEC Release No. 34-49707.

Response: The Company requests that it be allowed to include the revised disclosure beginning with the filing of the Company’s Form 10-K for the year ended December 31, 2006 for the following reasons:

•

The requested revision requires the Company to replace the word “auditing” with the word “the” in the first sentence of the second paragraph of the Report of Independent Registered Public Accounting Firm. Because (i) the requested revision is included in the Report of Independent Registered Public Accounting

Mr. Paul Cline

January 12, 2007

Firm prepared by Ernst & Young LLP and (ii) inclusion of this report requires the specific prior consent of Ernst & Young LLP, the Company cannot make the requested revision without requesting that Ernst & Young LLP amend its report and provide its written consent to the inclusion of its report in the Company’s amended Form 10-K. While the requested revision is admittedly non-controversial, the time expended by Ernst & Young LLP and corresponding cost associated with this process would likely be significant.

•	Obtaining the requested revision to the Report of Independent Registered Public Accounting Firm prepared by Ernst & Young LLP is made more difficult by the fact that Ernst & Young LLP is no longer the Company’s independent registered public accounting firm. As reported in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 11, 2005, the Company changed auditors when Ernst & Young LLP closed its Little Rock, Arkansas office. While this fact does not prevent the Company from requesting that Ernst & Young LLP amend its report, it does further complicate the process of amending the Form 10-K.

•	The Company will be filing its Form 10-K for the fiscal year ended December 31, 2006 within approximately 60 days from this date. This Form 10-K will include the re-issued audit report of Ernst & Young on the 2005 financial statements of the Company, and such re-issued report will include the requested revision.

For the foregoing reasons, the Company believes that the substantial cost to the Company associated with amending its Form 10-K for the fiscal year ended December 31, 2005 outweighs the limited benefit that the revised disclosure might provide to an investor.

Note 8, Subordinated Debentures, page 49

2.	Please revise to make the disclosures required by Rule 3-l0(b)(4) of Regulation S-X which requires disclosure in a footnote stating that the issuer is a 100%-owned finance subsidiary of the parent company and the parent company has fully and unconditionally guaranteed the securities. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X. If you do not believe these disclosures are required, please tell us why.

Response: The Company believes that it has already complied with this request in all material respects. The Company acknowledges that the Notes to the Consolidated Financial Statements (collectively, the “Footnotes” and each, a “Footnote”) do not explicitly state that the issuer is a “100%-owned finance subsidiary” of the Company. However, the Company does make it clear in Footnote 1 that the Company owns three business trusts – Ozark Capital Statutory Trust II, Ozark Capital Statutory Trust III and Ozark Capital Statutory Trust IV (collectively, the “Trusts”) and in Footnote 8 that the Company has the equity ownership in each of the Trusts. The Company also believes that the description of the Trusts, particularly in Footnote 8, makes it clear to a reasonable investor that the Trusts serve solely a finance function for the Company.

Mr. Paul Cline

January 12, 2007

The staff also requests that the Company include the narrative disclosure specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X.

•	Rule 3-10(i)(9) of Regulation S-X requires the Company to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. With respect to the Trusts, the Company believes that it has complied with this requirement in that there are no significant restrictions on the ability of the Company to obtain funds from the Trusts by dividend or loan. With respect to the only other consolidated or unconsolidated subsidiary of the Company, the Company believes that it has complied with this requirement based upon its disclosure in the fourth and fifth paragraphs of Footnote 14.

•

Rule 3-10(i)(10) of Regulation S-X requires the Company to provide the disclosures prescribed by Rule 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuers and subsidiary guarantors. Because the restricted net assets of consolidated and unconsolidated subsidiaries of the Company exceed 25 percent of consolidated net assets of the Company as of the end of the most recently completed fiscal year, the Company is required to provide the disclosures called for in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. Rule 4-08(e)(3)(i) requires the Company to describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances. With respect to the Trusts, the Company believes that it has complied with this requirement in that there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances. With respect to the only other consolidated or unconsolidated subsidiary of the Company, the Company believes that it has complied with this requirement based upon its disclosure in the fourth and fifth paragraphs of Footnote 14. Rule 4-08(e)(3)(ii) requires the Company to disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. The Company believes that the required information is already included in the Footnotes. As disclosed in Footnote 1, effective December 31, 2003, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities,” resulting in the deconsolidation of the Trusts. The Trusts are the Company’s only unconsolidated subsidiaries and do not have any net assets, restricted or unrestricted. The only assets of the Trusts are the subordinated debentures issued by the Company, and the only liabilities of the Trusts are an equal amount of trust preferred and common securities which are fully and unconditionally guaranteed by the Company. That being the case, the

Mr. Paul Cline

January 12, 2007

net assets of the Company’s consolidated subsidiary, the Bank, are the only net assets that include restricted net assets, and the information necessary to determine the value of these restricted net assets is readily available in the financial statements included as part of the Form 10-K.

The Company acknowledges that the presentation of the necessary disclosure could be more simply stated and commits to do so when it files it Form 10-K for the fiscal year ended December 31, 2006. However, the Company believes that the benefit that the revised disclosure might provide to an investor is outweighed by (i) the costs associated with amending its Form 10-K as requested (which include Company time and resources, outside counsel legal fees, additional audit fees and printing costs for EDGAR submission) and (ii) the fact that the Company will be filing its Form 10-K for the fiscal year ended December 31, 2006 within approximately 60 days from this date and will include these revisions in that filing. As such, the Company requests that it be allowed to include the revised disclosure beginning with the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2006.

Exhibit 31 Section 302 Certifications

3.	Please revise to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically:

a.	do not include the individual title of the certifying individual at the beginning of the certification; and

b.	only use the word “report” in paragraphs 2-4 as compared to “annual report” or “quarterly report”.

Response: The Company acknowledges that the requested revisions are consistent with the wording of the certifications as contained in Item 601(b)(31) of Regulation S-K. However, the Company believes that the limited benefit that the revised disclosure might provide to an investor, which the Company believes to be immaterial, is outweighed by (i) the costs associated with amending its Form 10-K as requested (which include Company time and resources, outside counsel legal fees and printing costs for EDGAR submission) and (ii) the fact that the Company will be filing its Form 10-K for the fiscal year ended December 31, 2006 within approximately 60 days from this date and will include these revisions in that filing. As such, the Company requests that it be allowed to include the revised disclosure beginning with the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2006.

Mr. Paul Cline

January 12, 2007

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K and this letter to undersigned.

Sincerely,

/s/ Paul Moore
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Michael Volley, Staff Accountant

Securities and Exchange Commission

George Gleason

Bank of the Ozarks, Inc.

H. Watt Gregory, III

Kutak Rock LLP